UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of   September 2016

File No.   000-55295

Snipp Interactive Inc.

(Name of Registrant)

 1605 Connecticut Ave NW, 4th Floor, Washington, DC, 20009

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F   ☒

FORM 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Snipp Interactive Inc.

(Registrant)

Dated: September 28, 2016	By: /s/ “Jaisun Garcha” Jaisun Garcha, Chief Financial Officer

Exhibits:

99.1

News Release dated September 19, 2016

99.2

News Release dated September 20, 2016

99.3

News Release dated September 22, 2016

99.4

News Release dated September 27, 2016